EXHIBIT 99.1

                                  RISK FACTORS


CONTROL AND INFLUENCE BY PSI

     At May 15, 1998, PSI owned 26.4% of the outstanding shares of Common Stock (47.2% upon conversion of PSI's interest in the Operating Partnership). Consequently, PSI has the ability to effectively control all matters submitted to a vote of Shareholders, including the election of directors, amendment of the Company's articles of incorporation, dissolution and the approval of other extraordinary transactions. In addition, this concentration of ownership may have the effect of delaying or preventing a change in control of the Company.

     PSI and an institutional Shareholder owning 28.4% of the Common Stock as of May 15, 1998 have agreed to vote their respective shares of Common Stock to support specified nominees to the Board of Directors until the expiration of the voting agreement, which would not be earlier than December 2001. This voting agreement will further enhance PSI's control of the Company.


OWNERSHIP LIMITATIONS AND ANTITAKEOVER PROVISIONS

     The Company's articles of incorporation restrict the number of shares that may be owned by any other person and the partnership agreement of the Operating Partnership (the "Partnership Agreement") contains an anti-takeover provision. Unless the restrictions in the articles of incorporation are waived by the Board of Directors, no Shareholder (other than PSI and certain other specified, and categories of, Shareholders) may own more than 2% of the outstanding shares of Common Stock. The principal purpose of the foregoing limitations is to assist in preventing, to the extent practicable, a concentration of ownership that might jeopardize the ability of the Company to obtain the favorable tax benefits afforded a qualified REIT. An incidental consequence of such provisions is to make a change of control significantly more difficult (if not impossible) even if it would be favorable to the interests of the public Shareholders. Such provisions may prevent future takeover attempts which the Board of Directors has not approved even if a majority of the Shareholders deem it to be in their best interests or in which the Shareholders would receive a premium for their shares over the then market value. See "Description of Common Stock-Ownership Limitations".

     The Board of Directors is authorized, without Shareholder approval, to issue up to 50,000,000 shares of Preferred Stock and up to 100,000,000 shares of Equity Stock, in each case in one or more series. Each series of Preferred Stock or Equity Stock shall have such rights, preferences, privileges and restrictions as may be determined by the Board of Directors. The Board would be authorized to establish a class or series of shares that could delay, defer or prevent a transaction or a change in control of the Company that might involve a price for the Common Stock or other attributes which the Shareholders may consider to be desirable. The articles of incorporation and bylaws of the Company also contain other provisions that may have the effect of delaying, deferring or preventing a transaction or a change in control of the Company that might involve a price for the Common Stock or other attributes that the Shareholders may consider to be desirable. The Company also may cause the Operating Partnership to offer additional units in the Operating Partnership in exchange for property or otherwise.

     The Partnership Agreement provides that the Company may not generally engage in a business consolidation unless the limited partners of the Operating Partnership are entitled to receive the same proportionate consideration as holders of Common Stock. In addition, the Company will not engage in a business combination unless the transaction would have been approved had the limited partners of the Operating Partnership been able to vote together with the Shareholders. As a result of these provisions, the Company may be precluded from engaging in a proposed business combination.


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RISKS RELATING TO THE OPERATING PARTNERSHIP

     Limited partners of the Operating Partnership (including PSI and its affiliates) have the right to vote on certain amendments to the Partnership Agreement. These voting rights may be exercised in a manner that conflicts with the interests of the Shareholders. Also, the Company, as the general partner of the Operating Partnership, has fiduciary duties to the limited partners, the discharge of which may conflict with interests of the Shareholders.


PSI'S CONSENT TO CERTAIN PROPERTY SALES

     Prior to 2007, the Company is restricted from selling in a taxable transaction any of 13 designated properties without PSI's consent. Since PSI would incur adverse tax consequences upon a sale of these properties, there may be a conflict between the interests of PSI and the other Shareholders as to the optimum time to sell these properties.


CERTAIN INSTITUTIONAL INVESTORS HAVE SPECIAL RIGHTS

     Certain institutional investors have rights in the Company, such as the right to approve nominees to the Company's Board of Directors, the right to purchase securities offered by the Company in certain circumstances and the right to require registration of their shares, not available to public Shareholders.


FEDERAL INCOME TAX RISKS

     REDUCED CASH FLOW TO SHAREHOLDERS IF THE COMPANY FAILED TO QUALIFY AS A REIT. The Company believes that commencing with its taxable year ended December 31, 1990, it has been organized and has operated in such a manner so as to qualify for taxation as a REIT under the Code, and that its proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT. The Company's qualification and taxation as a REIT depend upon both (i) the satisfaction in the past by AOPP of the requirements for qualification and taxation as a REIT and (ii) the Company's ability to meet on a continuing basis, through actual annual operating and other results, the various requirements under the Code with regard to, among other things, the sources of its gross income, the composition of its assets, the level of its distributions to Shareholders and the diversity of its stock ownership. Although management believes that the Company has been and will continue to be organized and has been and will continue to be operated in such a manner as to qualify as a REIT, no assurance can be given that the actual results of the operations of the Company and AOPP, the sources of their income, the nature of their assets, the level of their distributions to Shareholders and the diversity of their share ownership for any given taxable year in the past or in the future will satisfy the requirements under the Code for qualification and taxation as a REIT. In this regard, the stock ownership limits set forth in the Company's articles of incorporation do not necessarily ensure that the Company will be able to satisfy the requirement that it not be "closely held" for any given taxable year. For any taxable year that the Company fails to qualify as a REIT and the relief provisions do not apply, the Company would be taxed at the regular corporate rates on all of its taxable income, whether or not it makes any distributions to its Shareholders. Those taxes would reduce the amount of cash available to the Company for distribution to its Shareholders or for reinvestment. As a result, failure of the Company to qualify during any taxable year as a REIT could have a material adverse effect upon the Company and its Shareholders. Furthermore, unless certain relief provisions apply, the Company would not be eligible to elect REIT status again until the fifth taxable year that begins after the first year for which the Company fails to qualify.

     REDUCED CASH FLOW TO SHAREHOLDERS IF AOPP FAILED TO QUALIFY AS A REIT. AOPP elected to qualify for taxation as a REIT effective for its tax year ended 1997. The Company and AOPP believe that AOPP was organized and operated until the time of the Merger in conformity with the requirements for taxation as a REIT. If, for any reason, the IRS were subsequently to determine that AOPP failed to meet the requirements for REIT status, AOPP could lose its REIT qualification, causing the Company to lose its REIT qualification for the year of the Merger and for subsequent years. Among other requirements, a REIT is not permitted to have at the end of any taxable year any undistributed earnings and profits that are attributable to a "C corporation" taxable year. AOPP was taxable as a "C

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corporation" prior to 1997, and believes that at the end of 1996 it did not have any undistributed "C corporation" earnings and profits. However, neither AOPP nor the Company has sought an opinion of counsel or outside accountants to the effect that there are no "C corporation earnings and profits" at that time or as a result of the Merger or to the effect that AOPP otherwise qualified for taxation as a REIT.

     BORROWINGS MAY BE REQUIRED TO MEET REIT MINIMUM DISTRIBUTION REQUIREMENTS; POSSIBLE INCURRENCE OF ADDITIONAL DEBT. In order to qualify as a REIT, the Company generally will be required each year to distribute to the Shareholders at least 95% of its net taxable income (excluding any net capital gain). In addition, the Company will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of (i) 85% of its ordinary income for that year, (ii) 95% of its capital gain net income for that year, and (iii) 100% of its undistributed taxable income from prior years. The Company intends to make distributions to the Shareholders to comply with the 95% distribution requirement and to avoid the nondeductible excise tax. The Company's income will consist primarily of its share of the income of the Operating Partnership, and the cash available for distribution by the Company to its Shareholders will consist primarily of its share of cash distributions from the Operating Partnership. Differences in timing between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company or the possible need to make nondeductible payments, such as principal payments on any indebtedness, could require the Company to borrow funds on a short-term (or possibly long-term) basis to meet the 95% distribution requirement and to avoid the nondeductible excise tax.


VALUE OF INVESTMENT REDUCED BY GENERAL RISKS OF REAL ESTATE OWNERSHIP

     GENERAL REAL ESTATE RISKS. The Company owns and operates commercial properties and is subject to the risks of ownership of real estate-related assets generally and of ownership of commercial properties in particular. These risks include (i) the national, state and local economic climate and real estate conditions (such as oversupply of or reduced demand for space and changes in market rental rates), (ii) the perceptions of prospective tenants of the attractiveness, convenience and safety of the Company's properties, (iii) the ability of the Company to provide adequate management, maintenance and insurance, (iv) the Company's ability to collect all rent from tenants on a timely basis, (v) the expense of periodically renovating, repairing and reletting spaces and (vi) increasing operating costs (including real estate taxes and utilities) to the extent that such increased costs cannot be passed through to tenants, (vi) changes in tax, real estate and zoning laws. Certain significant costs associated with investments in real estate (such as mortgage payments, real estate taxes, insurance and maintenance costs) generally are not reduced when circumstances cause a reduction in rental revenues from a property and vacancies result in loss of the ability to receive tenant reimbursements of operating costs customarily borne by commercial real estate tenants. In addition, real estate values and income from properties are also affected by such factors as compliance with laws applicable to real property, including environmental and tax laws, interest rate levels and the availability of financing. Furthermore, the amount of available rental square feet of commercial property is often affected by market conditions and may therefore fluctuate over time.

     If the Company's properties do not generate revenue sufficient to meet operating expenses, including any debt service, tenant improvements, leasing commissions and other capital expenditures, the Company may have to borrow additional amounts to cover fixed costs, and the Company's cash available for distribution and ability to make expected distributions to its Shareholders will be adversely affected.

     RECENT ACQUISITIONS. The Company recently has acquired a significant portion (at May 15, 1998, 41 properties containing approximately 5,600,000 square feet of space) of its overall portfolio. In addition, the Company anticipates that it will continue to acquire commercial properties in the future. Newly acquired properties may have characteristics or deficiencies unknown to the Company affecting their valuation or revenue potential, and the operating performance of these properties may therefore be less than anticipated or may decline. As the Company acquires additional properties, the Company will be subject to risks associated with managing new properties, including lease-up and tenant retention. In addition, the Company's ability to manage its growth effectively will require it to successfully integrate its new acquisitions into its existing management structure.

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     LEASE  EXPIRATIONS.   The  Company  is  subject  to  the  risk  that,  upon
expiration, leases may not be renewed, the space may not be relet, or the terms of renewal or reletting (including the cost of required renovations) may be less favorable than the current lease terms. Certain leases pertaining to the Company's properties grant their tenants early termination rights upon payment of a termination penalty. The Company has estimated the expenditures for new and renewal leases for 1998 but no assurances can be given that the Company has correctly estimated such expenses. Lease expirations will require the Company to
locate  new  tenants  and  negotiate   replacement  leases  with  such  tenants.
Replacement leases typically require the Company to incur tenant improvements, other tenant inducements and leasing commissions, in each case, which may be higher than the costs relating to renewal leases. If the Company is unable to promptly relet or renew leases for all or a substantial portion of expiring space, if the rental rates upon such renewal or reletting are significantly lower than expected or if the Company's reserves for these purposes prove inadequate, the Company's cash available for distribution and ability to make expected distributions to Shareholders could be adversely affected.

     FINANCIALLY DISTRESSED TENANTS. In the event of any lease default by a tenant, the Company may experience delays in enforcing its rights as a landlord and may incur substantial costs in protecting its investment. In addition, at any time, a tenant of one of the Company's properties may seek the protection of bankruptcy laws, which could result in the rejection and termination of such tenant's lease and thereby cause a reduction in cash available for distribution to Shareholders.

     SIGNIFICANT COMPETITION AMONG COMMERCIAL PROPERTIES. Numerous commercial properties compete with the Company's properties in attracting tenants to lease space and additional properties can be expected to be built in the markets in which the Company's properties are located. The number and quality of competitive commercial properties in a particular area will have a material effect on the Company's ability to lease space at the properties or at newly acquired properties and on the rents charged. Some of these competing properties may be newer or better located than the Company's properties. In addition, the commercial real estate market has become highly competitive. There are a significant number of buyers of commercial properties, including other publicly-traded commercial REITs, many of which have significant financial resources. This has resulted in increased competition in acquiring attractive commercial properties. Accordingly, it is possible that the Company may not be able to meet its desired level of property acquisitions due to such competition or other factors which may have an adverse effect on the Company's expected growth in 1998 and subsequent years.


UNINSURED LOSSES

     The Company carries insurance with respect to its properties with policy terms and conditions customarily carried for similar properties. No assurance can be given, however, that material losses in excess of insurance proceeds will not occur in the future which would adversely affect the business of the Company and its financial condition and results of operations. In addition, certain types of losses are, or may become, uninsurable, not fully insurable or economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, the Company could lose its capital invested in a property, as well as the anticipated future revenue from such property, and would continue to be obligated on any mortgage indebtedness or other obligations related to the property.


POSSIBLE ADVERSE EFFECTS OF ILLIQUIDITY OF REAL ESTATE INVESTMENTS

     Equity real estate investments are relatively illiquid. Such illiquidity will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions. In addition, the Code limits the ability of a REIT to sell properties held for fewer than four years, which may affect the Company's ability to sell properties without adversely affecting returns to Shareholders.

REDUCED PROPERTY INCOME FROM CHANGES IN LAWS

     Because  increases  in income and service  taxes are  generally  not passed through to tenants under leases, such increases may adversely affect the Company's cash flow and its ability to make expected distributions to

Shareholders. The Company's properties are also subject to various federal, state, and local regulatory requirements, such as requirements of the state and local fire and safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. The Company believes that the Company's properties are currently in material compliance with all such requirements. However, there can be no assurance that these requirements will not change or that new requirements will not be imposed which would require significant unanticipated expenditures by the Company and could have an adverse effect on the Company's cash flow and ability to make distributions.


ADVERSE EFFECT OF POSSIBLE ADDITIONAL COSTS OF COMPLIANCE WITH AMERICANS WITH DISABILITIES ACT ON CASH FLOW AND DISTRIBUTIONS

     Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. Existing commercial properties generally are exempt from the provisions of the ADA but may be subject to provisions requiring that buildings be made accessible to people with disabilities. Compliance with the ADA requirements could require removal of access barriers, and non-compliance could result in imposition of fines by the U.S. government or an award of damages to private litigants. While the amounts of such compliance costs, if any, are not currently ascertainable, they are not expected to have a material effect on the Company.


LACK OF CONTROL OF PROPERTIES BY THE COMPANY RESULTING FROM PARTNERSHIP AND JOINT VENTURE PROPERTY OWNERSHIP STRUCTURES

     The Company owns most of its properties through the Operating Partnership. In addition, the Company may also participate with other entities in property ownership through joint ventures or partnerships in the future. Partnership or joint venture investments may, under certain circumstances, involve risks not otherwise present, including the possibility that the Company's partners or co-venturers might become bankrupt, that such partners or co-venturers might at any time have economic or other business interests or goals which are inconsistent with the business interests or goals of the Company and that such partners or co-venturers may be in a position to take action contrary to the Company's instructions or requests or contrary to the Company's policies or objectives, including the Company's policy with respect to maintaining its qualification as a REIT. The Company will, however, seek to maintain sufficient control of such partnerships or joint ventures to permit the Company's business objectives to be achieved. There is no limitation under the Company's organizational documents as to the amount of funds that may be invested in partnerships or joint ventures.


POSSIBLE ENVIRONMENTAL LIABILITIES

     Under various federal, state and local environmental laws, regulations and ordinances, an owner or operator of real estate interests may be liable for the costs of cleaning up, as well as certain damages resulting from, past or present spills, disposals or other releases of hazardous or toxic substances or wastes on, in or from a property. Certain environmental laws impose such liability without regard to whether the owner knew of, or was responsible for, the presence of hazardous or toxic substances or wastes at or from a property. An owner or operator of real estate or real estate interests also may be liable under certain environmental laws that govern activities or operations at a property having adverse environmental effects, such as discharges to air and water as well as handling and disposal practices for solid and hazardous or toxic wastes. In some cases, liability may not be limited to the value of the property. The presence of such substances or wastes, or the failure to properly remediate any resulting contamination, also may adversely affect the owner's or operator's ability to sell, lease or operate its property or to borrow using its property as collateral.

     The Company has conducted preliminary environmental assessments of most of its properties (and the Company intends to conduct such assessments in connection with future property acquisitions) to evaluate the environmental condition of, and potential environmental liabilities associated with, such properties. Such assessments generally consist of an investigation of environmental  conditions  at  the  subject  property  (not  including  soil  or

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groundwater sampling or analysis),  as well as a review of available information regarding the site and publicly available data regarding conditions at other sites in the vicinity. The preliminary environmental assessments, including subsequent procedures where applicable, have not revealed any environmental liability that the Company believes would have a material adverse effect on the Company's business, assets or results of operations, nor is the Company aware of any such material environmental liability. When preliminary environmental assessments, including subsequent procedures where applicable, have revealed any potential environmental liability, the Company has obtained an indemnification from entities which it deems to be creditworthy (including PSI) or established escrows with funds that would otherwise be payable to sellers of property to remediate the environmental matter. Nevertheless, it is possible that the preliminary environmental assessments, relating to the properties do not reveal
all  environmental   liabilities  or  that  there  are  material   environmental
liabilities of which the Company is unaware. Moreover, there can be no assurance that (i) future laws, ordinances or regulations will not impose any material environmental liability or (ii) the current environmental condition of the properties will not be affected by tenants, by the condition of land or operations in the vicinity of the properties (such as the presence of underground storage tanks) or by third parties unrelated to the Company.


POSSIBLE CHANGES IN POLICIES WITHOUT SHAREHOLDER APPROVAL; NO LIMITATION ON DEBT

     The Company's investment, financing and distribution policies, and its policies with respect to all other activities, including growth, capitalization and operations, will be determined by the Board of Directors. The organizational documents of the Company do not contain any limitation on the amount of indebtedness the Company may incur. The amount of indebtedness, and the Company's other investment, financing and distribution policies, may be changed by the Board of Directors without a vote of the Shareholders. A change in these policies, including the Company's level of debt, could adversely affect the Company's financial condition or results of operations or the market price of the Common Stock.


DILUTION AND SUBORDINATION

     The interest of Shareholders can be diluted through the issuance of additional securities. If the Company issues Preferred Stock or Equity Stock, the interest of Shareholders could be subordinated, and if the Company issues additional Common Stock, the interest of Shareholders could be diluted.


POSSIBLE ADVERSE EFFECT OF MARKET INTEREST RATES ON PRICE OF COMMON STOCK

     One of the factors that is expected to influence the market price of the Common Stock is the annual distribution rate on the Common Stock. An increase in market interest rates may lead prospective purchasers of the Common Stock to demand a higher annual distribution rate for future distributions. Such an increase in the required distribution rate may adversely affect the market price of the Common Stock.


POSSIBLE ADVERSE EFFECT ON PRICE OF COMMON SHARES OF SHARES AVAILABLE FOR FUTURE SALE

     Sales  of  a  substantial  number  of  shares  of  Common  Stock  or  other
Securities, or the perception that such sales could occur, could adversely affect prevailing market prices of the Common Stock or other Securities. Certain Shareholders hold significant numbers of shares of Common Stock and, subject to compliance with applicable securities laws, could determine to reduce or liquidate such holdings through sales in the public markets or otherwise. Because certain of these shares of Common Stock were sold to the holders thereof in offerings exempt from the registration provisions of the Securities Act, resale is restricted for prescribed times and manners pursuant to Rule 144 under the Securities Act. However, these restrictions lapse at the times and in the manner specified in such Rule. In addition, certain of the Shareholders whose shares of Common Stock are subject to restriction on resale under Rule 144 have certain rights to require that the Company register such shares for offer or sale to the public.

DEPENDENCE ON KEY PERSONNEL

     The Company is dependent on the efforts of its executive officers, including Ronald L. Havner, Jr., the Company's chief executive officer and president, and Mary Jayne Howard, the Company's chief operating officer and executive vice president. The loss of either of their services may have an adverse effect on the operations of the Company. The Company maintains no key person insurance with respect to either of these individuals.